IX.	Code of Ethics
A.	Responsibility. It is the responsibility of all employees to ensure that HCM conducts its business with the highest level of ethical standards and to fulfill its fiduciary duties to its clients. A full copy of the HCM Code of Ethics is included in the Supplemental section of this manual.
B.	Duty to Clients. HCM has a duty to exercise its authority and responsibility for the benefit of its clients, to place the interests of its clients first, and to refrain from having outside interests that conflict with the interests of its clients. HCM must avoid any circumstances that might adversely affect or appear to affect its duty of loyalty to its clients.
C.	Privacy of Client Financial Information. A copy of HCM’s Privacy Principles is included in the Supplemental Section of this manual.
D.	Prohibited Acts
1.	Employing any device, scheme or artifice to defraud;
2.	Making any untrue statement of a material fact;
3.	Omitting to state a material fact necessary in order to make a statement, in light of the circumstances under which it is made, not misleading;
4.	Engaging in any fraudulent or deceitful act, practice, or course of business; or,
5.	Engaging in any manipulative practices.
E.	Conflicts of Interest. HCM has a duty to disclose potential and actual conflicts of interest to their clients. All IARs and solicitors have a duty to report potential and actual conflicts of interest to HCM. Gifts (other than de minimis gifts, valued under $200.00) should not be accepted from persons or entities doing business with HCM.
F.	Use of Disclaimers. HCM shall not attempt to limit liability for willful misconduct or gross negligence through the use of disclaimers.
G.	Duty to Supervise. Advisers Act Section 203(e)(5) The CCO is responsible for ensuring adequate supervision over the activities of all persons who act on HCM’s behalf. Specific duties include, but are not limited to:
1.	Establish procedures reasonably expected to prevent and detect violations by its employees;
2.	Analyze its operations and create a system of controls to ensure compliance with applicable securities laws;
3.	Ensure that all employees fully understand HCM's policies and procedures; and,
4.	Establish an annual review process designed to provide reasonable assurance that HCM's policies and procedures are effective and are being followed.
H.	Personal Trading Policy. HCM's procedures governing personal trading are covered in Section XI of this manual and the Code of Ethics in the Supplemental section of this manual.
I.	Insider Trading. HCM’s procedures governing insider trading are covered in Section XII of this manual.

Code of Ethics

I. Introduction

As a professional organization serving the public in the area of investment management, Horizon Capital Management (hereinafter “HCM” or “the Company”) is guided in all actions by the highest ethical and professional standards. Accordingly, HCM has adopted this Code of Ethics (“the Code”) in order to set the standards of conduct to be followed by all persons associated with the Company. HCM has set high standards, the intention of which is to protect client interests at all times and to demonstrate the HCM’s commitment to its fiduciary duties of honesty, good faith and fair dealing with clients. All officers, directors and employees (“associated persons”) are subject to this Code and the procedures outlined in it. The policies and guidelines set forth in this Code of Ethics must be strictly adhered to by all associated persons. Severe disciplinary actions, including dismissal, may be imposed for violations of this Code of Ethics. All new employees will sign off on the Code within the first 10 days of employment. All employees will disclose annually their holdings to the CCO. All copies of the signed Code of Ethics , any holdings reports, pre-clearance forms, and any other code of ethics documents will be retained by the CCO.

HCM has several goals in adopting this Code. First, HCM desires to comply with all applicable laws and regulations governing its practice. We believe that compliance with such regulations is a signal to our clients that we exist to serve them, not ourselves, and that we support the efforts of those organizations dedicated to upholding the law.

Next, the management of HCM has determined to set forth guidelines for professional standards, under which all associated persons are to conduct themselves. All associated persons are expected to strictly adhere to these guidelines, as well as the procedures for reporting established in the Code. This will serve to educate associated persons regarding appropriate activities. HCM has instituted, as a deterrent, a policy of disciplinary actions to be taken with respect to any associated person who violates the Code.

Finally, HCM has adopted specific policies and procedures designed to assist in the implementation of the guidelines outlined below. Such policies and procedures will serve to assist in reviewing the effectiveness of the implementation of the Code on an ongoing basis.

II. Definitions

“Supervised Person”. This term includes directors, officers and partners of the Company, as well as any other person occupying a similar status or performing similar functions. HCM may also include in this category temporary workers, consultants, independent contractors and anyone else designated by the Chief Compliance Officer (“CCO”). For purposes of the Code, such ‘outside individuals’ will generally only be included in the definition of a supervised person if their duties include access to certain types of information, which would put them in a position of sufficient knowledge to necessitate their inclusion under the Code. The CCO shall make the final determination as to which of these are considered supervised persons.

“Access Person”. All Access Persons are also Supervised Persons. An Access Person is one who has access to nonpublic information regarding any client’s purchase or sale of securities, is involved in making securities recommendations to clients, or has access to such recommendations that are nonpublic. All of the firm’s directors, officers, and partners are presumed to be access persons.

“Associated Person”. For purposes of this Code, all supervised and access persons may be collectively referred to as ‘associated persons’.

“Advisory Client”. Any person to whom or entity to which HCM serves an investment adviser, renders investment advice or makes any investment decisions for a fee is considered to be a client.

“Reportable” or “Covered” Securities”. Such securities include stocks, bonds, notes, debentures and other evidences of indebtedness (including loan participations and assignments), limited partnership interests, investment contracts, and all derivative instruments, such as options and warrants.

“Non-Reportable Securities”. Specifically exempt from the definition of reportable or covered securities are: treasury securities; bank certificates of deposits, commercial paper, etc.; money market fund shares; shares of open-end mutual funds that are not advised or sub-advised by the Company; and units of a unit investment trust if the UIT is invested exclusively in unaffiliated mutual funds.

III. Guidelines for Professional Standards

•	All associated persons must at all times reflect the professional standards expected of those engaged in the investment advisory business, and shall act within the spirit and the letter of the federal, state and local laws and regulations pertaining to investment advisers and the general conduct of business. These standards require all personnel to be judicious, accurate, objective and reasonable in dealing with both clients and other parties so that their personal integrity is unquestionable.

•	All associated persons are required to report any violation of the Code, by any person, to the CCO or other appropriate person of the Company immediately. Such reports will be held in confidence.

•	Associated persons must place the interests of Advisory Clients first. All associated persons must scrupulously avoid serving their own personal interests ahead of the interests of HCM's Advisory Clients. In addition, associated persons must work diligently to ensure that no client is preferred over any other client. HCM’s trading policy and procedures address this important issue in more detail.

•	All associated persons are naturally prohibited from engaging in any practice that defrauds or misleads any client, or engaging in any manipulative or deceitful practice with respect to clients or securities.

•	Associated persons must avoid taking inappropriate advantage of their positions. The receipt of investment opportunities, perquisites or gifts from persons seeking business with the Company or its Advisory Clients, could call into question the exercise of the independent judgment of an associated person. Associated persons should therefore use caution in these circumstances, and always consult the CCO when in doubt. Generally gifts valued over $200 are not permitted to be accepted by any associated person.

•	No associated person may serve on the board of directors of any publicly traded company without prior written permission by the CCO, or other appropriate personnel.

•	Associated persons must conduct all personal securities transactions in full compliance with this Code. Doubtful situations always should be resolved in favor of Advisory Clients and in cooperation with the CCO. Technical compliance with the Code's provisions shall not automatically insulate from scrutiny any securities transactions or actions that could indicate a violation of HCM's fiduciary duties.

•	Personal transactions in securities by associated persons must be accomplished so as to avoid even the appearance of a conflict of interest on the part of such personnel with the interests of HCM’s clients. Likewise, associated persons must avoid actions or activities that allow (or appear to allow)

a person to profit or benefit from his or her position with HCM at the expense of clients, or that otherwise bring into question the person’s independence or judgment. The complete Personal Trading Policies are a part of this Code of Ethics.

•	HCM has adopted Insider Trading Policies which set parameters for the establishment, maintenance and enforcement of policies and procedures to detect and prevent the misuse of material non-public information. The Insider Trading Policies are a part of this Code of Ethics.

•	Associated persons are prohibited from accepting compensation for services from outside sources without the specific permission of the CCO or other qualified individual in the Company.

•	When any associated person faces a conflict or potential conflict between their personal interest and the interests of clients, they are required to immediately report the conflict to the CCO for instruction regarding how to proceed.

•	The recommendations and actions of HCM are confidential and private matters. Accordingly, we have adopted a Privacy Principles to prohibit the transmission, distribution or communication of any information regarding securities transactions in client accounts or other non-public information, except to broker/dealers or other bona fide service providers in the ordinary course of business. In addition, no information obtained during the course of employment regarding particular securities (including internal reports and recommendations) may be transmitted, distributed, or communicated to anyone who is not affiliated with the Company, without the prior written approval of the CCO.